Fax

04 APR -1 AM 7:21

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	John Armstrong	**Date:**	1 April 2004
Pages:	8		

SUPPL

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under [redacted] Act of 1934

File No. 82-34722

04024013

Please find attached three announcements that have been made on the London Stock Exchange on 30 and 31 March. I would be grateful if you could acknowledge receipt of this fax as soon as possible.

Yours faithfully

John Armstrong
Assistant Company Secretary

PROCESSED
APR 06 2004
THOMSON FINANCIAL

dlw 4/5

LIBERTY INTERNATIONAL

BY FAX

April 2004, 1

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Notification of Interests of Directors and Connected Persons', 'Exchange rate and timetable for 2003 final dividend payable to shareholders on the South African register' and 'Announcement following the Annual General Meeting held on 31 March 2004'.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully,

John Armstrong
Assistant Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

Options granted under the Company's share option schemes were exercised by employees of the Company on 25 March 2004. The shares required for the exercise were provided by a transfer of shares from the Company's Employee Share Ownership Plan ("ESOP"). Certain of the executive directors of Liberty International PLC are potential beneficiaries of the ESOP, and therefore, the transfer of shares is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP follows:-

1	Name of company:	LIBERTY INTERNATIONAL PLC
2	Name of director:	Mr J G Abel, Mr P C Badcock, Mr D A Fischel, Mr J I Saggers and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer on exercise of options to employees

File No. 82-34722

7	Shares transferred:	No. of Shares: i) 15,5750 ii) 5,859 TOTAL 21,609	Price per Share: i) 475p ii) 512p
8	Percentage of issued class:	0.007%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	25 March 2004	
11	Date company informed:	30 March 2004	
12	Total holding following this notification:	4,977,282	
13	Total percentage holding of issued class following this notification:	1.547%	
14	Contact name for queries:	Kerin Williams	
15	Contact telephone number:	020 7887 7108	
16	Name of company official responsible for making notification:-	Kerin Williams Deputy Company Secretary	
	Date of Notification:	30 March 2004	

File No. 82-34722

Liberty International PLC

Exchange rate and timetable for 2003 final dividend payable to shareholders on the South African register

(i) Exchange Rate
Liberty International PLC confirms that the South African Rand exchange rate for the 2003 final dividend of 13.25 pence per ordinary share to be paid on 5 May 2004, to shareholders registered on 16 April 2004, will be 11.50 ZAR to 1 GBP.

On this basis shareholders who hold their shares via the South African register will receive a dividend of 152.375 ZA cents per ordinary share.

(ii) Timetable
Following the declaration of a public holiday and general election in South Africa on Wednesday, 14 April 2004, the dividend payment timetable announced on 11 February 2004 and contained in the recently published Annual Report for 2003 has been amended as shown below:

30 March 2004	Sterling/Rand exchange rate struck.
7 April 2004	Ordinary shares listed ex-dividend on the JSE Securities Exchange South Africa (previously 8 April).
14 April 2004	Ordinary shares listed ex-dividend on the London Stock Exchange.
16 April 2004	Record date for final dividend in London and Johannesburg.
5 May 2004	Dividend payment day.

South African shareholders should note that, in accordance with the requirements of STRATE, the last day to trade cum-dividend will be 6 April 2004 (previously 7April).

No dematerialisation or rematerialisation of shares will be possible on the JSE Securities Exchange from 7 April (previously 8 April) to 16 April 2004 inclusive. No transfers between the UK and South African registers may take place from 30 March to 16 April 2004 inclusive.

30 March 2004

File No. 82-34722

Liberty International PLC Announcement following the Annual General Meeting held on 31 March 2004

1. **Directorate**

Two non-executive directors, Mr R.A.M. Baillie and Mr D.R. Leslie, retired at the close of Liberty International PLC's Annual General Meeting held on 31 March 2004. In addition, Mr P.C. Badcock stepped down as an executive director of Liberty International PLC with effect from the close of the Annual General Meeting but remains as a Director of Capital Shopping Centres where he will continue to provide his services on a part-time basis.

Following Mr Baillie's retirement, Mr D.P.H. Burgess has become the Senior Independent Director and Mr R.W.T. Buchanan has become the Chairman of the Remuneration Committee.

The process of recruiting additional independent non-executive directors to the Board of Liberty International PLC is now at an advanced stage and the company expects to be in a position to make an announcement in the near future.

2. **The following trading update was issued at the meeting:-**

"General

Liberty International's preliminary results were released seven weeks ago on 11 February 2004.

Since that date, investor interest in the UK property sector has remained strong, both in the direct market and for listed property shares.

Capital Shopping Centres

Completed UK regional shopping centres constitute £3.8 billion of Liberty International's aggregate £5.0 billion of investment properties. Retailer interest for these assets remains at good levels, with no significant change from the negligible level of void units reported at the year end (10 out of 1,418 units).

In the case of the two shopping centre developments under construction, the £85 million New Red Mall at MetroCentre, Gateshead, scheduled to open in October this year, and the £275 million Chapelfield, Norwich, project scheduled to open in Autumn 2005, letting progress has continued to be made from the position reported at

the year end, when 86 per cent and 75 per cent of anticipated rents respectively were either committed or under offer.

In respect of the potential but as yet uncommitted £850 million UK regional shopping centre development programme, progress continues to be made on the joint venture projects at Cardiff and Oxford and on the major extensions to the existing centres, Eldon Square, Newcastle, and The Harlequin, Watford.

At Cardiff, the recent announcement that terms have been agreed with the John Lewis Partnership as anchor store for the 240,000 sq.ft. department store is confirmation of the undoubted retail strength of the Welsh capital and the quality of the proposed St David's 2 development.

At Oxford, the master-planning exercise is proceeding positively and we remain optimistic that the appropriate planning permission will be granted in due course.

Capital & Counties

Liberty International's Central London assets, primarily retail and office properties in London's West End and Mid-town, amounted to £327 million by market value at 31 December 2003 and other retail assets amounted to £132 million. The level of retail vacancy remains minimal and, since the year end, the office market in the West End has shown some signs of improvement with active tenant interest for most of our limited amount of vacant office space.

Office market letting conditions remain dull outside London where we have £205 million of completed assets.

In the USA, where we have some £200 million of predominantly retail assets, investment market conditions remain extremely strong, reflecting the low interest rate environment. Our largest asset, the Serramonte Shopping Centre, Daly City, San Francisco, continues to trade well with considerable scope for value-adding initiatives.

Other

As expected, the UK Government has issued in March a consultation paper on the possible introduction of a tax transparent UK property investment holding vehicle, referred to in the paper as a "Property Investment Fund". Responses are requested by 16 July 2004 and Liberty International anticipates submitting a response once we have fully considered the document and all its implications."

3. Results of Proxy Voting at the Annual General Meeting

At the Annual General Meeting held on 31 March 2004, all proposed resolutions were passed by vote on a show of hands. For information, the following proxy votes were received prior to the meeting:

	Resolution	Votes For	Percentage of votes cast	Votes Against	Votes Withheld
1.	Receive Report & Accounts	172,251,083	99.99	14,628	1,831,501
2.	Declare a dividend	174,085,704	99.99	1,128	10,380
3.	Re-elect Mr Abel	171,746,094	99.92	131,026	2,220,092
4.	Re-elect Mr Smith	171,744,939	99.92	132,111	2,220,162
5.	Re-elect Mr Bramson	168,779,947	98.39	2,757,121	2,560,125
6.	Re-elect Mr Burgess	171,394,469	99.72	483,121	2,219,622
7.	Re-elect Mr Rapp	150,766,530	87.89	20,770,626	2,560,056
8.	Re-appoint Auditors & determine their remuneration	173,716,154	99.94	99,998	281,060
9.	Approve the Directors' Remuneration Report	147,051,064	85.86	24,207,517	2,838,631
10.	Section 80 authority to allot shares	130,809,245	75.14	43,275,006*	12,961
11.	To disapply the pre-emption provisions of Section 89(1)	158,141,326	91.75	14,219,925	1,735,961
12.	Authority to make market purchases	169,567,592	97.40	4,517,803	11,817

*Reflecting different regulations in South Africa from those prevailing in the UK

Notes

1. Any proxy appointments which gave discretion to the Chairman have been included in the 'for' total.

Press enquiries: Susan Folger Company Secretary Telephone 0207 887 7000